Exhibit 99.1

NAYAX LTD.
(the “Company”)

3 Arik Einstein Street
Building B, 1st Floor
Herzliya 4659071
Israel

SUPPLEMENTAL PROXY STATEMENT

FOR THE ANNUAL GENERAL MEETING OF SHAREHOLDERS
TO BE HELD ON MAY 19, 2026

REVISED PROPOSAL NO. 2

ELECTION OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR, MR. REUVEN BEN
MENACHEM AND MR. ERAN HAVSHUSH AS DIRECTORS

According to the Company’s Amended and Restated Articles of Association (the “Articles”), the number of the Company’s directors shall not be less than three (3) and shall not exceed seven (7) (in each case, including the external directors). The term of office of each of the current directors of the Company expires at the General Meeting (other than external directors, who are elected to three-year terms).

The Company is proposing the re-election of each of its current directors (excluding external directors): Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor, Mr. Reuven Ben Menachem and Eran Havshush.

If elected, each director would serve for a one-year term until the next annual general meeting or such earlier time as each may resign or be removed from the Board of Directors pursuant to the terms of the Articles.

Proxies (other than those directing the proxy holders not to vote for the listed nominees) will be voted for the re-election of each of the nominees. The Company is not aware of any reason why any of the nominees, if re-elected, should not be able to serve as a director.

Each of Mr. Yair Nechmad, Mr. David Ben-Avi, Mr. Nir Dor, Mr. Reuven Ben Menachem and Mr. Eran Havshush has attested to the Board of Directors and to the Company that he meets all the requirements in connection with the election of directors under the Companies Law. The Board of Directors has determined that each of Mr. Nir Dor and Mr. Reuven Ben Menachem qualifies as an independent director under the applicable requirements of Nasdaq and the Exchange Act.

Our directors, including external directors but excluding directors who are also Officers of the Company, are entitled to receive compensation in accordance with the fixed amounts provided in the Companies Regulations (Rules Regarding the Compensation and Expenses of an External Director), 5760-2000, and as amended by the Companies Regulations (Relief for Public Companies Traded in Stock Exchange Outside of Israel) 5760-2000, as in effect from time to time. In accordance with such regulations, each such director currently receives an annual fee of NIS 79,345 (equal to approximately $25,460) and a per meeting fee of NIS 2,955 (equal to approximately $948). In addition, all of the Company's directors are entitled to benefit from coverage under the Company’s directors and officers liability insurance policies and from the letter of indemnification provided to such directors by the Company.

Mr. Havshush, who became a director of the Company in July 2024, acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Fees paid by the Company to Mr. Havshush were $87,000, $91,000 and $88,000 in 2025, 2024 and 2023, respectively. Also, A. Omer & Co., an Israeli accounting firm where Mr. Havshush serves as a partner, has provided payroll and bookkeeping services to the Company and its Israeli subsidiaries since 2018. Fees paid by the Company (and its Israeli subsidiaries) to A. Omer & Co. were $46,000 $63,000 and $64,000 in 2025, 2024 and 2023, respectively.

On May 29, 2024, the Company, Mr. Havshush and A. Omer & Co. entered into a new service agreement (the “New Service Agreement”), pursuant to which Mr. Havshush will continue provide services to the Company related to accounting, tax reporting and compliance and other tax issues of the Company and its Israeli subsidiaries, mergers and acquisitions in Israel, and employee stock option plans, among others, for which he will receive a monthly fee of between NIS 20,000 to NIS 30,000 (equal to approximately $6,200 to $9,400, respectively), depending on hours worked, and additional compensation for services rendered in connection with completed acquisitions, offerings or additional special projects, equal to up to three times his monthly fees. In addition, under the New Service Agreement, A. Omer & Co. will continue to provide services to the Company and affiliated entities related to payroll, bookkeeping and tax matters, among others, with fees to be paid based on hourly rates. The aggregate fees paid to Omer & Co. in 2025 is immaterial to the company. The foregoing is a summary of certain terms of the New Service Agreement, which summary is not intended to be complete and is qualified in its entirety by the full text of the New Service Agreement, a copy of which is filed as an exhibit to the Annual Report.

The fees paid to Mr. Havshush and A. Omer & Co. pursuant to the New Service Agreement are in addition to director fees paid to Mr. Havshush for his service as a director of the Company.

In addition, Mr. Havshush also provides audit, tax and consulting services on an ongoing basis to our founders, Mr. Yair Nechmad, Mr. Amir Nechmad and Mr. David Ben-Avi.

The nominees to serve on the Board of Directors are below and the following information with respect to the nominees is supplied based upon the information furnished to the Company by the nominees as of the date of this Proxy Statement:

Name	Age	Position
Yair Nechmad	63	Co-Founder, Chairman of the Board and CEO
David Ben-Avi	52	Co-Founder, Director and Chief Technology Officer
Nir Dor	62	Director
Reuven Ben Menachem	65	Director
Eran Havshush	50	Director

Yair Nechmad has served as our Chief Executive Officer and Chairman of our board of directors since 2005. Before co-founding Nayax in 2005, Mr. Nechmad served as Managing Director at Eden Springs Israel from 2000 to 2004. Mr. Nechmad also previously served as Vice President of Marketing at Eden Springs Group from 1998 to 2000, where he was responsible for the brand development across Israel and Europe. Prior to that, Mr. Nechmad was the advertising manager at the Central Bottling Co. Ltd., a Coca-Cola manufacturer in Israel, from 1990 to 1998. Mr. Nechmad holds a Bachelor of Science degree in political science from Tel Aviv University.

David Ben-Avi has served as our Chief Technology Officer and a member of our board of directors since 2005. Prior to co-founding Nayax in 2005, Mr. Ben-Avi served in and held various positions at a number of technology start-ups between 1998 and 2006. Mr. Ben-Avi holds a bachelor’s degree in Business Administration from Derby University and has a certificate in real estate appraisal from The College of Management Academic Studies.

Nir Dor Mr. Dor has served as a member of our board of directors since December 2022. Since 2014, Mr. Dor has served as Managing Partner of NET Capital Ventures, a private investment fund focused on high-tech, start-up companies in the fields of health, tourism and software. He currently serves on the board of directors of five of NET Capital Ventures’ privately owned portfolio companies. Mr. Dor previously served as chairman of the board of Cargal Ltd., board member of BVR Systems and CEO and then board member of Eden Springs. He received an accounting and finance degree from the College of Management Academic Studies in Rishon LeZion, Israel and is licensed as a CPA in Israel (inactive).

Reuven Ben Menachem has served as a member of our board of directors since 2021. Mr. Ben Menachem is the founder and former chief executive officer of Fundtech, a leading global provider of software to the fintech industry. Mr. Ben Menachem currently serves as the chairman of several boards of directors of fintech companies as well as social ventures.

Eran Havshush has served as a member of our board of directors since July 2024. Mr. Havshush has served as a director at Movement Wellness Ltd., an Israeli company specializing in promotion of a healthy lifestyle through the development and distribution of advanced technologies, products, and services, since April 2025, and previously served as an independent director at Boymelgreen Capital Ltd. (an Israeli public company). He has served as a partner in A. Omer & Co., an Israeli accounting firm, since 2002, and has acted as a consultant to the Company since 2012, providing services related to taxation, capital investments and other financial and accounting matters. Mr. Havshush also served as the Company’s auditor from 2006 to 2009. Mr. Havshush is a certified public accountant and holds a Bachelor of Arts degree in Economics and Accounting and a Master of Business Administration specializing in finance, both from Bar-Ilan University in Ramat Gan, Israel.

Proposed Resolution

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to elect each of the following nominees to the Board of Directors of the Company, to hold office until close of the Company’s annual general meeting to be held in 2027:

a.	Mr. Yair Nechmad;

b.	Mr. David Ben-Avi;

c.	Mr. Nir Dor;

d.	Mr. Reuven Ben Menachem; and

e.	Mr. Eran Havshush.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy and voting thereon, is required to adopt these resolutions.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR THE NOMINATION OF EACH OF MR. YAIR NECHMAD, MR. DAVID BEN-AVI, MR. NIR DOR, MR. REUVEN BEN MENACHEM AND MR. ERAN HAVSHUSH TO THE BOARD OF DIRECTORS.

REVISED PROPOSAL NO. 3

APPROVAL OF A REMUNERATION POLICY FOR THE COMPANY'S EXECUTIVES AND DIRECTORS

Background

Under the Companies Law, the board of directors of an Israeli public company is required to establish a remuneration policy regarding the terms of engagement of its office holders. Our office holders include our directors, executive officers and other managers who meet the definition of “office holder” under the Companies Law. We refer hereunder to office holders other than our directors as executives.

Pursuant to the Companies Law, the remuneration committee and the board of directors of an Israeli public company must review the remuneration policy from time to time, to consider its appropriateness and ensure its alignment with the company’s compensation philosophy. The remuneration policy must generally be re-approved once every three (3) years. The adoption, amendment and restatement of the policy is to be approved by the board of directors, after considering the recommendation of the remuneration committee. Following such approvals, the remuneration policy should be approved by the company’s shareholders, subject to the majority requirements that are detailed above in the Quorum and Vote Required for Approval of Each of the Proposals section, except that the approval of the shareholders may be waived in certain circumstances prescribed by the Companies Law.

On May 10, 2026, following the recommendation of our Remuneration Committee, our Board approved the Amended Remuneration Policy of Nayax Ltd. (the “Amended Policy”), in accordance with the provisions of the Companies Law. The proposed Amended Policy is attached to this proxy statement as Exhibit A

In determining the Amended Policy, the Remuneration Committee and our Board of Directors considered various factors, including the relevant provisions set forth in the Companies Law and regulations applicable to companies such as ours, market practices, competitive markets and the best interest of the Company and our shareholders. The Remuneration Committee and our Board reviewed various data and information they deemed relevant, with the advice and assistance of management and outside legal counsel. The Amended Policy is intended to present an accurate understanding of and better define our compensation practices, and enhance controls around special bonuses, equity acceleration and recoupment provisions, thus further aligning the interests of our office holders with the interests of the Company and our shareholders. The Amended Policy is indeed to further promote clarity, discipline, oversight, corporate governance and align our compensation practices with market best practices.

Amended Policy - Revisions

The following table sets forth the material changes proposed to be implemented in the Amended Policy.  The following chart is a summary of certain changes and modifications in the Amended Policy, and it does not purport to be complete. The summary is qualified in its entirety by reference to the full text of the Amended Policy which is filed as Exhibit A to this report, is marked to show all changes, and is incorporated herein by reference. Shareholders are urged to read the exhibit carefully in its entirety for a complete description of the proposed changes to the Amended Policy.

Subject	Original Remuneration Policy	Amended Policy
Definition of “Base Index”	The consumer price index for April 2021.	The consumer price index for April 2026.
The Annual Cost of the Fixed Component*	Maximum amounts: • CEO and CTO – ILS 2,160,000; • CEO subordinated – ILS 1,500,000 or 2,160,000 in special cases; • Chairman of the Board – ILS 1,800,000
Maximum amounts:
•          CEO and CTO – ILS 1,950,000;
•          CEO subordinated – ILS 1,800,000 or 750,000 USD in special cases of subordinates to the CEO whose place of residence is outside of Israel;
•          Chairman of the Board – ILS 1,800,000
The Fixed component cost shall include the benefits included in Section 9 of the Policy.

Total Annual Cost of Employment	N/A
The total annual cost of employment of each of the CEO and CTO shall not exceed ILS 6.9 million.
The total annual cost of employment of each Officer subordinate to the CEO (excluding the CTO) shall not exceed NIS 4.85 million.

Adaptation Period	Shall not exceed six (6) months with respect to the CEO, CTO or any officers subordinated to the CEO.
Shall not exceed six (6) months with respect to the CEO, CTO or any officers subordinated to the CEO, provided that the prior notice period and adaptation period shall not exceed, in the aggregate, nine (9) months.

Bonuses to Officers Subordinated to the CEO (Excluding CTO)	Bonuses based on measurable targets plus amount of discretionary bonus that may be paid to an officer in each calendar year shall not exceed the fixed component cost with respect to nine-month period.
Bonuses based on measurable targets plus amount of discretionary bonus that may be paid to an officer in each calendar year shall not exceed the fixed component cost with respect to six-month period, and with respect to officers who reside outside of Israel, shall not exceed 12 months period (which this limit shall apply also in connection with bonuses paid in respect of full year 2025).

Provided that the limitations above shall not apply to sales commissions.

Minimum Threshold for Bonuses Based on Measurable Targets	N/A	Payment of bonuses based on measurable targets shall be subject to the relevant officer meeting at least 60% of such target.
Discretionary Bonuses	N/A	Shall not exceed the Fixed Component Cost with respect to four (4) months.
A Special Non-Recurring Bonus to Officers Subordinated to the CEO (Excluding CTO)
In addition to the bonuses set previously, the Company may grant an Officer a non-recurring bonus for a unique contribution and/or considerable efforts and/or special and exceptional achievement. The non-recurring bonus shall be subject to a maximum amount equal to the fixed component for three-month period for the CEO and the CTO, and six-month period for Officers subordinate to the CEO (excluding the CTO).

The Company may pay officers subordinated to the CEO (excluding the CTO), no more than once during the term of the policy, a non-recurring bonus in an amount equal to the fixed component for six-month period.

A Special Bonus for a Specific Officer	N/A	Grant of a one-time bonus to the Chief Strategy Officer in connection with his efforts to facilitate a commercial transaction in the year 2025 in an amount not to exceed $350,000.
Maximum Value of Equity Awards on the Grant Date	N/A
For CEO and CTO – the total variable remuneration including any bonuses and equity grants shall not exceed NIS 5,200,000.

CEO subordinates (excluding the CTO) – the total variable remuneration including bonuses and equity grants (but excluding sales commissions and the non-recuring special bonus) shall not exceed two times the annual cost limit of the fixed component.

Provided that RSUs issued to an officer during the term of this policy shall not exceed the higher of (a) 25% of the RSUs granted to such officer, or (b) the fixed component costs for a period of three (3) months, unless the vesting of such RSUs is subject to measurable targets.

Non-executive Directors – equity grants shall not exceed the annual remuneration (including participation fees) as defined in the Remuneration Regulations.

Claw Back Policy	N/A
Added a clarification a reference to the fact that the Company has adopted a Claw back Policy intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and claw back related listing standards of the Nasdaq Stock Market, that shall apply to its Executive Officers and Directors.

Special Grant – CEO and CTO
Each of the CEO and CTO, shall be allocated 725,000 options convertible into the Company’s shares, which shall vest, in five annual portions, subject to compliance with the Company’s revenue growth targets and gross margins in each calendar year 2021 to 2025 (up to an including), as determined in the services agreements signed with them (through a company that they own).
Section Deleted.
Period to determine the Exercise Price
Weighted average price of the Company’s shares on TASE in the last thirty (30) days prior to the Board’s approval, but under certain circumstances of volatility in the share price, the board may determine a shorter or longer period for determination of the average price (“Volatility Exception”).
Deletion of the Volatility Exception.
Vesting Period	Option, warrants, RSUs, restricted shares and other equity instruments granted to officers shall vest over at least three years following the grant date.
Option, warrants, RSUs, restricted shares and other equity instruments granted to officers shall vest over at least three years following the grant date, with the first trench vesting over at least a one year period (cliff).

Acceleration	N/A
Equity awards may be accelerated in their entirety, in cases of death, disability, upon medical reasons, or upon a change of control of the Company resulting in a de-listing of its shares from a stock-exchange.

The upcoming trench of equity awards that are due to vest may be accelerated by the Board of Directors, in cases of termination of service resulting from a change of control of the Company (regardless if such change of control results in de-listing of the Company shares or not).

Ratio Between the Fixed Remuneration Component and Variable Remuneration
CEO and CTO - the ratio between the annual cost of the variable components and the fixed component cost shall not exceed 2.75:1.
CEO subordinate – the ratio between the annual cost of the variable components and the fixed component cost shall not exceed 2.75:1.

CEO and CTO – Total Variable Remuneration, including any Bonuses and Equity Grants, shall not exceed approximately NIS 5,200 thousands. The total remuneration shall be approximately NIS 6,900 thousands.

CEO Subordinate (excluding the CTO) – Total Variable Remuneration, including any Bonuses and Equity Grants, but excluding sales commissions and the Non-Recurring Special Bonus, shall not exceed two times the annual cost limit of the fixed component. The total annual cost of employment of each Officer subordinate to the CEO (excluding the CTO) shall not exceed NIS 4,850 thousands.
Directors (who do not serve as other Officers of the Company) – Equity Grants shall not exceed the Annual Remuneration including participation fees, as defined in the Remuneration Regulations.

Remuneration of Directors in accordance with the Relief Regulations for Dual Listed Companies	N/A
Added a provision pursuant to which remuneration of directors, including external directors, and excluding the chairman of the board and directors who receive remuneration for their service as officers of the Company, shall be determined pursuant to the provisions of the Companies Regulations (Reliefs for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000.

Remuneration of an Officer Who Provides Service	N/A
Added a provision pursuant to which, if an officer provides services to the Company as an independent contractor, the provisions of the  Remuneration Policy will apply, mutatis mutandis, and the compensation to the officer will be paid against invoices, and the compensation components will be normalized** so that overall, they will financially match the provisions of this policy, provided that the foregoing does not adversely affect the Company’s best interest, condition, and plans.
Starting from September 1, 2026, non-executive Directors shall not provide the Company with services other than their service as Directors.

* The updated amounts reflect increases only due to adjustments to the consumer price index and rounding up, and not additional 'real' payments.

** The calculation shall be based on 70% of the management fees paid to the relevant officer against an invoice, plus VAT or another applicable number as shall be determined from time to time by the Board

Conclusion

Our Remuneration Committee and Board of Directors believe that the Amended Policy is in the best interest of the Company and our shareholders as it promotes the Company’s objectives, business plan and long-term strategy, by creating appropriate incentives for our office holders, while taking into consideration the size and nature of operations of our Company, as well as the competitive environment in which we operate. The Amended Policy presents an improved understanding of our compensation practices, better defines the boundaries of our compensation practices, provides greater transparency and enhances controls.

Proposed Resolution

It is proposed that at the General Meeting, the following separate resolutions be adopted:

“RESOLVED, to approve the Remuneration Policy for the Company’s executives and directors, substantially in the form attached as Exhibit A to the proxy statement, for a period of three (3) years, in accordance with the requirements of the Israeli Companies Law, and as previously approved by the Board of Directors at the recommendation of the Remuneration Committee.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders and do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE COMPANY’S REMUNERATION COMMITTEE AND THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION.

REVISED PROPOSAL NO. 4

APPROVE THAT MR. YAIR NECHMAD CONTINUE TO SERVE AS THE CHAIRMAN OF THE BOARD OF
DIRECTORS AND AS THE CHIEF EXECUTIVE OFFICER FOR A PERIOD OF SIX (6) MONTHS

The Companies Law provides that the chairman of the board of directors of a public company may only serve as the chief executive officer of the same company if such appointment is ratified and approved by such company’s shareholders, subject to the majority requirements that are detailed above in the Quorum and Vote Required for Approval of Each of the Proposals section. Under the Companies Law as currently in effect, such ratification and approval by shareholders is valid for a period not to exceed three (3) years from the date of the shareholders’ meeting in which such appointment was ratified and approved. The Company is seeking the shareholder approval to extend Mr. Nechmad’s roles as Chairman of the Board of Directors and as the Chief Executive Officer of the Company for a period of six months commenting on the date of the General Meeting. Following the six-month period, the Company expects to elect another person to act as its Chairman.

As the founder, Chief Executive Officer and Chairman of the Board, Mr. Nechmad’s leadership has been critical to the Company’s success. At this stage of the Company’s growth and in the market’s evolution, the nominating and corporate governance committee and the independent members of the Board believe that the current structure, which combines the roles of Chairman of the Board and Chief Executive Officer, leverages Mr. Nechmad’s unique experience to promote better alignment of strategic development and execution, clearer accountability for success or failure and increased responsiveness to changing market dynamics. In addition, the current leadership structure has established a track record of fostering strong relationships between the management of the Company and the Board of Directors which has facilitated the effective and agile execution of the Company’s strategy with strong oversight by the Board of Directors.

Proven Track Record

Under Mr. Nechmad’s leadership as founder of the Company, Chief Executive Officer and Chairman of the Board since 2005, the Company has delivered sustainable growth. Revenue grew 28% between 2024 and 2025 and 33% between 2023 and 2024, while expanding installed devices, achieving a compound annual growth rate of 32% over the years 2022, 2023 and 2024 in managed and connected devices. Further, during Mr. Nechmad’s tenure as Chairman of the Board and Chief Executive Officer, the Company’s key financial metrics kept improving significantly, including:

•	Increased revenue from $174 million in 2022 to $400 million in 2025.

•	ARPU (Average Revenue Per Unit) increased from $174 in 2022 to $239.2 in 2025.

•	Gross Margin improved from 34.6% in 2022 to 48.2% in 2025.

•	Increased Adjusted EBITDA[1] from negative $12.7 million in 2022 to positive $61.1 million in 2025.

•	Expanded number of connected devices from $0.73 million in 2022 to $1.46 million in 2025.

•	Number of Customers increased from 47,000 in 2022 to 115,000 in 2025.

In addition, the Company’s record financial results and acceleration of its business demonstrate the flexibility, responsiveness and increased visibility provided by Mr. Nechmad leadership as Chairman of the Board and Chief Executive Officer.

Leadership Position in Rapidly Changing Market with Evolving Competitive Landscape

As the Company’s founder, Mr. Nechmad has been a pillar in the development of its technology and the execution of its strategy. Under Mr. Nechmad's dual leadership, as Chairman of the Board and Chief Executive Officer, since foundation of the Company, the Company has gained its growth, international success and leadership position in the market.

Given Mr. Nechmad’s deep expertise, the Board of Directors believes that Nayax is best positioned to maintain its leadership position, capitalize on the opportunities in the market, respond to changes in the market, and continue the Company's growth, by Mr. Nechmad retaining the position as Chairman of the Board and Chief Executive Officer. The Board of Directors strongly believes, based on experience of the last 20 years, that it would be in the best interests of the Company to consolidate the positions of the Chief Executive Officer and the Chairman of the Board at the hands of Mr. Nechmad.

1Adjusted EBITDA is a non-IFRS financial measure that we define as loss / profit for the period excluding finance expenses, tax expense (benefit), depreciation and amortization, share-based compensation costs, non-recurring issuance and acquisition costs and our share in losses of associates accounted for by the equity method.

Market Practice

The Board of Directors notes that the combination of the Chief Executive Officer and Chairman of the Board roles is a well-established and widely adopted structure across the financial technology, payments, and banking industries. For example, a recent study shown that approximately 40% of the Foreign Private Issuers listed on Nasdaq has a joint CEO/Chairman structure. Also, particularly in the financial sector, as of the fourth quarter of 2025, eight major financial institutions, namely JPMorgan Chase, Bank of America, Goldman Sachs, Morgan Stanley, Wells Fargo, Citigroup, BNY, and State Street — had consolidated the Chief Executive Officer and board chairmanship in a single individual. Similarly, other payments and financial technology public companies maintain a combined Chief Executive Officer and board chairmanship structure, including in cases which the founder continues to serve in both capacities over extended periods, such as Capital One Financial Corporation and Block, Inc. The Board believes this convergence reflects a broadly shared recognition in the industry that, particularly in technology-driven, high-growth sectors where founder vision, deep domain expertise, and strategic agility are essential competitive differentiators. Unified executive and board leadership can deliver organizational and strategic advantages that are difficult to replicate under a bifurcated structure.

Corporate Governance

The Board believe that the combination of the Chairman of the Board and Chief Executive Officer positions has not impeded, and will not impede, the Board’s independent and effective oversight. Four of the six members of the Board are independent under Nasdaq corporate governance rules, and the Audit Committee and Remuneration Committee are both comprised solely of independent directors and exclude Mr. Nechmad. The Board of Directors believes that this structure promotes more effective and timely communication between the Board and management team, which results in increased agility in the execution of the Company’s growth strategy.

Conclusion

The Board of Directors has unanimously determined that it is in the best interest of the Company and its shareholders to maintain the existing leadership structure, with Mr. Nechmad continuing to serve as the Chairman of the Board and the Chief Executive Officer of the Company. Accordingly, the Board of Directors resolved to approve, and recommend that the shareholders approve, that Mr. Nechmad continue to serve in both capacities for the period of six (6) months commencing on the date of the General Meeting.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve that Mr. Yair Nechmad continue to serve as the Chairman of the Board of Directors of the Company and as the Company’s Chief Executive Officer for an additional period of six (6) months.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders and do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMEND A VOTE FOR A VOTE FOR APPROVAL OF THIS RESOLUTION

REVISED PROPOSAL NO. 7

APPROVE THE REVISED SERVICE AGREEMENT OF THE COMPANY'S CHIEF EXECUTIVE OFFICER,
MR. YAIR NECHMAD, FOR ADDITIONAL THREE (3) YEARS

Background

Our shareholders are being asked to approve the terms of the service agreement with our founder and Chief Executive Officer, Mr. Yair Nechmad, as detailed below.

Mr. Nechmad has served as our Chief Executive Officer and Chairman of the Board since our founding in 2005. Mr. Nechmad’s leadership has been critical to the Company’s success and has been a pillar in the development of its technology and the execution of its strategy. Under Mr. Nechmad’s leadership, the Company has achieved significant growth, expanded its international success and established a leadership position in the market.

Mr. Nechmad is also deemed to be one of our controlling shareholders. Under the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (the "Companies Law"), any Israeli public company that seeks to approve terms of service of its controlling shareholder is required to obtain the approval of its remuneration committee, board of directors and shareholders, in that order. Pursuant to the Companies Law, the approval of a company’s shareholders is valid for five years following the company’s initial public offering, after which such approval must be renewed.

Our shareholders approved the terms of service of our Chief Executive Officer in May 2021, and the Company now proposes to amend certain of those terms of service as further detailed below (the “CEO’s Revised Service Agreement”).

On May 6, 2026, our Remuneration Committee, Audit Committee and Board of Directors approved the updated terms of service for our Chief Executive Officer, detailed below, and such amended compensation package is subject to the approval of our shareholders.

Chief Executive Officer Service Agreement – Summary of Key Current Terms

Pursuant to a service agreement dated November 30, 2022 between the Company and Yair Nechmad Ltd., a company controlled by Mr. Nechmad (“Mr. Nechmad’s Previous Service Agreement”), Mr. Nechmad provides the Company with management services for the following consideration: (a) a monthly management fee of NIS 140,000 (plus VAT), which shall increase by 2.5% per year, (b) a grant of 725,000 options, each exercisable into one ordinary share of the Company, which will vest over five years subject to the terms and conditions set forth below (the “Previous CEO Options”), and (c) reimbursement of various expenses.

Pursuant to the Previous Service Agreement, the exercise price the Previous CEO Options was NIS 105 per option, which shall vest as follows:

•	In any calendar year where revenue grows by at least 30% from the prior year and the gross profit margin for such year is more than 40%, 75,000 options shall vest.

•	In any calendar year where revenue grows by 30% - 40% from the prior year and the gross profit margin for such year is more than 40%, an additional 70,000 shall vest on a linear basis.

Chief Executive Officer Service Agreement – Summary of Key Updated Terms

Pursuant to the CEO’s Revised Service Agreement between the Company and Yair Nechmad Ltd., Mr. Nechmad will provide the Company with management services for the following consideration: (a) a monthly management fee of NIS 160,000 (plus VAT), which shall increase by 2.5% per year, (b) a grant of 810,086 options, each exercisable into one ordinary share of the Company, which will vest in equal parts over a three year period from May 6, 2028 to May 6, 2031 (the “Vesting Period”), subject to the terms and conditions set forth below (the “Revised CEO Options”), and (c) reimbursement of various expenses.

Pursuant to the CEO’s Revised Service Agreement, the CEO Options will vest subject to two cumulative conditions: (a) the lapse of time, so that a third of the total CEO Option will vest on each year, and (b) increase in the Company’s share price, as follows:

o
If, during any year of the Vesting Period, the price per share of the Company’s ordinary shares as quoted on Nasdaq shall remain at all times less than $120 per share (the “Floor Price”), no Revised CEO Options shall vest;

o
If, during any year of the Vesting Period, the price per share of the Company’s ordinary shares as quoted on Nasdaq shall at any time reach $240 or more per share (the “Maximum Price”), the entire annual portion of Revised CEO Options shall vest; and

o
If, during any year of the Vesting Period, the price per share of the Company’s ordinary shares as quoted on Nasdaq shall be more than $120 per share and less than $240 per share, the number of Revised CEO Options that shall vest shall be calculated on a linear basis between the Floor Price and the Maximum Price.

The exercise price of the Revised CEO Options is $70.22, which is 13.2% higher than the average market price of the Company’s ordinary shares during the thirty trading days preceding the date of Board approval of such award.

The Company determined, based on the Monte Carlo valuation model, that the value of the benefit embedded in the Revised CEO Options, should all of them vest, is equal to approximately $5,064,146.

Considerations for the Updated Terms of Service:

Our Remuneration Committee and Board of Directors believe that it is in the best interest of our shareholders and our Company to approve the CEO’s Revised Service Agreement and recommend that the shareholders approve such agreement.

In making its recommendation, the Remuneration Committee and the Board of Directors considered the following factors:

•
The equity component, if granted in full, represents approximately 2.16% of the Company’s issued and outstanding share capital as of the Record Date and approximately 1.93% of the Company’s share capital on a fully diluted basis as of the Record Date;

•
The share price targets under the equity component are exceptionally ambitious, reflecting a potential increase in the Company’s market value of between two times and four times compared to current market capitalization, thereby creating meaningful performance-based incentives directly aligned with value creation for shareholders.

•
The compensation structure reflects the Chief Executive Officer’s confidence that the Company can deliver exceptional future performance, as evidenced by his willingness to accept a large portion of his compensation in a manner that is tied primarily to the achievement of aggressive share price milestones.

•
The Chief Executive Officer’s willingness to accept significant personal financial risk, based on his belief in the Company’s success, while at the same time creating a strong alignment of interests between management and the shareholders.

•
The Chief Executive Officer’s extensive tenure, having led the Company for more than 20 years, during which the Company has demonstrated exceptional performance, including doubling its market capitalization since its initial public offering on the Tel Aviv Stock Exchange (the “TASE”), and significantly increasing the its financial results including, most notably, bringing it to profitability and positive net income.

•
The predominantly international scope of the Company’s business operations, with approximately 95% of its revenues generated outside of Israel, and the fact that the Chief Executive Officer’s role requires international leadership capabilities suited to a global company with operations across a broad territorial footprint of approximately 120 countries. In addition, during the Chief Executive Officer’s tenure, the Company closed several significant international transactions that expanded the Company’s operations and required significant management attention.

•
The nature of the equity-based compensation under which the Chief Executive Officer will not receive cash bonuses that would reduce the Company’s resources but rather equity-based compensation that, upon exercise, will generate positive cash inflow to the Company from payment of the option exercise price.

 Historical CEO Compensation

The following table presents summary information regarding the total compensation paid to Mr. Nechmad in the years ended December 31, 2025, 2024 and 2023:

Year	Annual Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total
	In thousands
2025	$607	-	-	-	-	$607
2024	$483	-	$811	-	-	$1,294
2023	$483	-	$884	-	-	$1,367

Limitations on Accelerated Vesting

Under the Company’s Remuneration Policy, equity awards to our officers may not be accelerated in their entirety, except for in cases of death, disability, upon medical reasons, or upon a change of control of the Company resulting in a de-listing of its shares from a stock-exchange. In addition, the upcoming trench of equity awards to our officers that are due to vest may be accelerated by the Board of Directors, in cases of termination of service as a result of change of control of the Company.

Proposed Resolution

 It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the CEO’s Revised Service Agreement for an additional three (3) years.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who are not controlling shareholders of the Company (as defined in the Companies Law) and do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the non-controlling shareholders and do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS, THE AUDIT COMMITTEE AND THE REMUNERATION COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

REVISED PROPOSAL NO. 8

APPROVE THE REVISED SERVICE AGREEMENT OF THE COMPANY'S CHIEF TECHNOLOGY
OFFICER, MR. DAVID BEN AVI, FOR ADDITIONAL THREE (3) YEARS

Background

Our shareholders are being asked to approve the terms of the service agreement with our founder and Chief Technology Officer, Mr. David Ben Avi, as detailed below.

Mr. Ben Avi has served as our Chief Technology Officer since our founding in 2005. Mr. Ben Avi’s leadership has been critical to the Company’s success and has been a pillar in the development of its technology and the execution of its strategy. Under Mr. Ben Avi’s leadership, the Company has achieved significant growth, expanded its international success and established a leadership position in the market.

Mr. Ben Avi is also deemed to be one of our controlling shareholders. Under the Israeli Companies Law, 5759-1999 and regulations promulgated thereunder (the "Companies Law"), any Israeli public company that seeks to approve terms of service of its controlling shareholder is required to obtain the approval of its remuneration committee, board of directors and shareholders, in that order. Pursuant to the Companies Law, the approval of a company’s shareholders is valid for five years following the Company’s initial public offering, after which such approval must be renewed.

Our shareholders approved the terms of service of our Chief Technology Officer in May 2021, and the Company now proposes to amend certain of those terms of service as further detailed below (the “CTO’s Revised Service Agreement”).

On May 6, 2026, our Remuneration Committee, Audit Committee and Board of Directors approved the updated terms of service for our Chief Technology Officer, detailed below, and such amended compensation package is subject to the approval of our shareholders.

Chief Technology Officer Service Agreement – Summary of Key Current Terms

Pursuant to a service agreement dated November 30, 2022 between the Company and David Ben Avi Ltd., a company controlled by Mr. Ben Avi (“Mr. Ben Avi’s Previous Service Agreement”), Mr. Ben Avi provides the Company with management services for the following consideration: (a) a monthly management fee of NIS 140,000 (plus VAT), which shall increase by 2.5% per year, (b) a grant of 725,000 options, each exercisable into one ordinary share of the Company, which will vest over five years subject to the terms and conditions set forth below (the “Previous CTO Options”), and (c) reimbursement of various expenses.

          Pursuant to the Previous Service Agreement, the exercise price the Previous CTO Options was NIS 105 per option, which shall vest as follows:

•	In any calendar year where revenue grows by at least 30% from the prior year and the gross profit margin for such year is more than 40%, 75,000 options shall vest.

•	In any calendar year where revenue grows by 30% - 40% from the prior year and the gross profit margin for such year is more than 40%, an additional 70,000 shall vest on a linear basis.

Chief Technology Officer Service Agreement – Summary of Key Updated Terms

Pursuant to the CTO’s Revised Service Agreement between the Company and David Ben Avi Ltd., Mr. Ben Avi will provide the Company with management services for the following consideration: (a) a monthly management fee of NIS 160,000 (plus VAT), which shall increase by 2.5% per year, (b) a grant of 810,086 options, each exercisable into one ordinary share of the Company, which will vest in equal parts over a three year period from May 6, 2028 to May 6, 2031 (the “Vesting Period”), subject to the terms and conditions set forth below (the “Revised CTO Options”), and (c) reimbursement of various expenses.

Pursuant to the CTO’s Revised Service Agreement, the CTO Options will vest subject to two cumulative conditions: (a) the lapse of time, so that a third of the total CTO Option will vest on each year, and (b) increase in the Company’s share price, as follows:

o
If, during any year of the Vesting Period, the price per share of the Company’s ordinary shares as quoted on Nasdaq shall remain at all times less than $120 per share (the “Floor Price”), no Revised CTO Options shall vest;

o
If, during any year of the Vesting Period, the price per share of the Company’s ordinary shares as quoted on Nasdaq shall at any time reach $240 or more per share (the “Maximum Price”), the entire annual portion of Revised CTO Options shall vest; and

o
If, during any year of the Vesting Period, the price per share of the Company’s ordinary shares as quoted on Nasdaq shall be more than $120 per share and less than $240 per share, the number of Revised CTO Options that shall vest shall be calculated on a linear basis between the Floor Price and the Maximum Price.

The exercise price of the Revised CTO Options is $70.22, which is 13.2% higher than the average market price of the Company’s ordinary shares during the thirty trading days preceding the date of Board approval of such award.

The Company determined, based on the Monte Carlo valuation model, that the value of the benefit embedded in the Revised CTO Options, should all of them vest, is equal to approximately $5,064,146.

Considerations for the Updated Terms of Service:

Our Remuneration Committee and Board of Directors believe that it is in the best interest of our shareholders and our Company to approve the CTO’s Revised Service Agreement and recommend that the shareholders approve such agreement.

In making its recommendation, the Remuneration Committee and the Board of Directors considered the following factors:

•
The equity component, if granted in full, represents approximately 2.16% of the Company’s issued and outstanding share capital as of the Record Date and approximately 1.93% of the Company’s share capital on a fully diluted basis as of the Record Date;

•
The share price targets under the equity component are exceptionally ambitious, reflecting a potential increase in the Company’s market value of between two times and four times compared to current market capitalization, thereby creating meaningful performance-based incentives directly aligned with value creation for shareholders.

•
The compensation structure reflects the Chief Technology Officer’s confidence that the Company can deliver exceptional future performance, as evidenced by his willingness to accept a large portion of his compensation in a manner that is tied primarily to the achievement of aggressive share price milestones.

•
The Chief Technology Officer’s willingness to accept significant personal financial risk, based on his belief in the Company’s success, while at the same time creating a strong alignment of interests between management and the shareholders.

•
The Chief Technology Officer’s extensive tenure, having led the Company for more than 20 years, during which the Company has demonstrated exceptional performance, including doubling its market capitalization since its initial public offering on the Tel Aviv Stock Exchange (the “TASE”), and significantly increasing the its financial results including, most notably, bringing it to profitability and positive net income.

•
The predominantly international scope of the Company’s business operations, with approximately 95% of its revenues generated outside of Israel, and the fact that the Chief Technology Officer’s role requires international leadership capabilities suited to a global company with operations across a broad territorial footprint of approximately 120 countries. In addition, during the Chief Technology Officer’s tenure, the Company closed several significant international transactions that expanded the Company’s operations and required significant management attention.

•
The nature of the equity-based compensation under which the Chief Technology Officer will not receive cash bonuses that would reduce the Company’s resources but rather equity-based compensation that, upon exercise, will generate positive cash inflow to the Company from payment of the option exercise price.

Historical CTO Compensation

The following table presents summary information regarding the total compensation paid to Mr. Ben Avi in the years ended December 31, 2025, 2024 and 2023:

Year	Annual Salary	Bonus	Share-based payment	Management fees	Consulting fees	Total
	In thousands
2025	$607	-	-	-	-	$607
2024	$483	-	$811	-	-	$1,294
2023	$483	-	$884	-	-	$1,367

Limitations on Accelerated Vesting

Under the Company’s Remuneration Policy, equity awards to our officers may not be accelerated in their entirety, except for in cases of death, disability, upon medical reasons, or upon a change of control of the Company resulting in a de-listing of its shares from a stock-exchange. In addition, the upcoming trench of equity awards to our officers that are due to vest may be accelerated by the Board of Directors, in cases of termination of service as a result of change of control of the Company (regardless if such change of control results in de-listing of the Company shares or not).

Proposed Resolution

 It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve the CTO’s Revised Service Agreement for an additional three (3) years.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the shareholders who do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS, THE AUDIT COMMITTEE AND THE REMUNERATION COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

REVISED PROPOSAL NO. 9

APPROVE AND RATIFY THE TERMS OF EMPLOYMENT OF MR. REUVEN AMAR

The Companies Law generally requires that the terms of service and employment of a company’s executive officers and employees who are relatives of such company’s controlling shareholders be approved by the company’s remuneration committee or the audit committee (as applicable), the board of directors and the shareholders of such company.

Mr. Reuven Amar is the brother-in-law of MR. David Ben-Avi, a controlling shareholder of the Company.

Mr. Amar is the Engineering Lab, Logistics and Systems Maintenance Manager at Dually Ltd., a wholly-owned subsidiary of the Company, and received compensation of approximately $149,126, $172,000 and $177,000 in 2025, 2024 and 2023, respectively. Additionally, Mr. Amar was granted 2,500 options in 2023, exercisable into 2,500 Ordinary Shares at the exercise price of $18.83 per share. Mr. Amar was granted 66 RSUs in 2025 at the exercise price of $38.5 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing the date of the Meeting, the employment terms of Mr. Amar, as follows:

(i)	Gross monthly compensation in the amount of NIS 36,000 ($11,449), including NIS 10,800 ($3,434) as global overtime pay;

(ii)
With appropriate corporate approvals, and at the recommendation of his direct supervisor, Mr. Amar’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing the date of the Meeting, Mr. Amar’s compensation will not increase by more than 15% over such three (3) year period;

(iii)
Mr. Amar will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will not exceed 3 monthly salaries; will be granted an annual bonus with respect to 2025 in the amount of NIS 50,000 ($15,888);

(iv)
Share options or other equity securities of the Company may be granted to Mr. Amar once per calendar year under and subject to the Plan, provided that: (a) the exercise price of any options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) trading days preceding the date of approval of such award, and (b) the share options or the other equity securities are subject to a one-year cliff and thereafter shall vest over a period of at least three (3) years (for a total of four (4) years). Additionally, the fair value of the equity securities awarded annually to Mr. Amar, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of five (5) gross monthly salaries;

(v)
Mr. Amar will be entitled to reimbursement of customary travel expenses; a cell phone from the Company and usage fees up to NIS 200 per month; meal allowance in the amount of NIS 850 (gross) per month; and other customary social benefits, including contributions to a continuing education fund at customary rates;

(vi)
Mr. Amar will be entitled to 24 days of paid vacation per year (and will be entitled to accumulate up to 48 such days), which if not utilized may be redeemed at the end of his employment; and customary increases in his compensation reflecting increases in cost of living expenses and convalescence pay pursuant to extension orders; and

(vii)	Each of the Company and Mr. Amar may generally terminate his employment at any time, subject to 30 days prior notice.

If Mr. Amar’s employment terms are not approved and ratified by the shareholders, the employment terms previously approved by the shareholders will continue to apply.

In recommending that shareholders approve the employment terms of Mr. Amar, the Audit Committee and the Board of Directors considered Mr. Amar’s proven skill, expertise and experience in his position, past performance in that position, and Mr. Amar’s ongoing contribution to the Company’s business success.

Limitations on Accelerated Vesting

Equity awards to be granted to Mr. Amar could not be accelerated in their entirety, except for in cases of death, disability, upon medical reasons, or upon a change of control of the Company resulting in a de-listing of its shares from a stock-exchange. In addition, the upcoming trench of equity awards to be granted to Mr. Amar that are due to can be accelerated by the Board of Directors, in cases of termination of service as a result of change of control of the Company.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Mr. Reuven Amar.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the shareholders who do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

REVISED PROPOSAL NO. 10

APPROVE AND RATIFY THE TERMS OF EMPLOYMENT OF MS. TAL TANNENBAUM

The Companies Law generally requires that the terms of service and employment of a company’s executive officers and employees who are relatives of a company’s controlling shareholders be approved by the company’s remuneration committee or the audit committee (as applicable), the board of directors and the shareholders of such company.

Ms. Tal Tannenbaum became the daughter-in-law of Mr. Yair Nechmad, a controlling shareholder of the Company, in August 2022.

Ms. Tannenbaum was a part-time employee of the Company from December 2021 until August 1, 2023, at which time she became a full-time employee. Ms. Tannenbaum received compensation of approximately $98,150, $80,000 and $55,000 in 2025, 2024 and 2023, respectively. Additionally, Ms. Tannenbaum was granted 500 options in 2022, exercisable into 500 Ordinary Shares at the exercise price of NIS 65.7 per share. Ms. Tannenbaum was granted 53 RSU in 2025 at the exercise price of $38.5 per share.

Following approval by the Company’s Audit Committee and the Board of Directors, it is proposed to approve and ratify, for a period of three (3) years commencing on the date of the Meeting, the employment terms of Ms. Tannenbaum, as follows:

(i)	Gross base monthly compensation of NIS 23,500 ($7,467), including NIS 7,050 ($2,242) global overtime pay;

(ii)
With appropriate corporate approvals, and at the recommendation of her direct supervisor, Ms. Tannenbaum’s monthly compensation may be increased, once per calendar year, by up to 10%, provided that for a period of three (3) years commencing on the date of the Meeting, Ms. Tannenbaum’s monthly compensation will not increase by more than 15% over such three (3) year period;

(iii)
Ms. Tannenbaum will be entitled to an annual bonus, to be determined based on measurable goals set in advance by the Audit Committee and the Board of Directors, provided that the bonus awarded with respect to any calendar year will exceed neither three (3) monthly salaries nor NIS 67,500 ($21,650);

(iv)	Ms. Tannenbaum will be granted an annual bonus with respect to 2025 in the amount of NIS 25,000 ($7,944);

(v)
Share options or other equity securities of the Company may be granted to Ms. Tannenbaum, once per calendar year under and subject to the Plan, provided that: (a) the exercise price of any options so granted will be equal to the weighted average share price of the Company’s ordinary shares on any stock exchange where the Company’s shares are traded, in the thirty (30) trading days preceding the date of approval of such awards, and (b) the share options or the other equity securities are subject to a one-year cliff and thereafter shall vest over a period of at least three (3) years (for a total of four (4) years). Additionally, the fair value of the equity securities awarded annually to Ms. Tannenbaum, according to a generally acceptable valuation method, divided by the number of years of vesting of such securities, shall not exceed the amount of three (3) monthly salaries;

(vi)
Ms. Tannenbaum will be entitled to 19 days of paid vacation per year (and will be entitled to accumulate up to twice the number of such days, excluding vacation days with respect to the then-current year), which if not utilized may be redeemed at the end of her employment, in accordance with Israeli law; the number of paid vacation days will increase annually, up to a maximum of 24 days per year (and up to a maximum of 48 such days accumulated), in accordance with the Company's general policy; paid sick leave and sick relatives paid leave in accordance with Israeli law, with full pay from the second consecutive sick day; convalescence pay in accordance with Israeli law and extension orders; and social contributions as well as contributions to a continuing education fund at customary rates;

(vii)	Ms. Tannenbaum will be subject to the arrangement set forth by Section 14 of the Severance Pay Law, 1963;

(viii)
Ms. Tannenbaum will be entitled to reimbursement of customary travel expenses; a cell phone from the Company and usage fees up to NIS 100 per month; and meals allowance in the amount of NIS 850 (gross) per month; and

(ix)	Each of the Company and Ms. Tannenbaum may generally terminate her employment at any time, subject to 30 days prior notice.

If Ms. Tannenbaum’s employment terms are not approved and ratified by the shareholders, the employment terms previously approved by the shareholders will continue to apply.

In recommending that shareholders approve the employment terms of Ms. Tannenbaum, the Audit Committee and the Board of Directors considered Ms. Tannenbaum’s proven skill, expertise and experience in her position, past performance in that position, and Ms. Tannenbaum’s ongoing contribution to the Company’s business success.

Limitations on Accelerated Vesting

Equity awards to be granted to Ms. Tannenbaum could not be accelerated in their entirety, except for in cases of death, disability, upon medical reasons, or upon a change of control of the Company resulting in a de-listing of its shares from a stock-exchange. In addition, the upcoming trench of equity awards to be granted to Ms. Tannenbaum that are due to vest can  be accelerated by the Board of Directors, in cases of termination of service as a result of change of control of the Company.

Proposed Resolution

It is proposed that at the General Meeting, the following resolution be adopted:

“RESOLVED, to approve and ratify the terms of employment of Ms. Tal Tannenbaum.”

Required Vote

The affirmative vote of at least a majority of the voting power represented at the General Meeting, in person or by proxy, and voting on the matter presented, provided that one of the following two alternatives must apply: (i) such majority vote at the General Meeting shall include at least a majority of the total votes of shareholders who do not have a personal interest in the approval of the proposal, participating in the voting at the General Meeting in person or by proxy, without taking abstentions into account; or (ii) the total number of votes of the shareholders who do not have a personal interest in the approval of the proposal mentioned in clause (i) above that are voted against such proposal does not represent more than two percent (2%) of the total voting rights in the Company.

Board Recommendation

THE BOARD OF DIRECTORS AND THE AUDIT COMMITTEE RECOMMEND A VOTE FOR APPROVAL OF THIS RESOLUTION

REVISED PROPOSAL NO. 11

Proposal No. 11 has been withdrawn in its entirety by the Company. Although Proposal No. 11 still appears on previously distributed proxy cards, any votes cast with respect to Proposal No. 11 will be disregarded and will have no legal effect.

Exhibit A

Nayax Ltd.
(Hereinafter: the “Company”)

Remuneration Policy for Officers of the Company
(Hereinafter: the “Policy” and/or the “Remuneration Policy”)

Adopted by the ~~Board of Directors on September 1, 2022~~Company’s Competent Organs on [_]

~~Ratified by the Board of Directors on January 30, 2025~~

Remuneration Policy for Officers

of Nayax Ltd. (the “Company”)

1.	Purposes of the Remuneration Policy

1.1	This document constitutes the Remuneration Policy for the officers of the Company,[1] as defined in the Companies Law, 5759-1999 and the regulations promulgated thereunder (the “Companies Law”).

1.2
This Remuneration Policy is a ~~multi-year~~multi-annual policy that ~~shall remain valid~~will be effective for a period ~~of five years from its approval date, pursuant to Section 1 of the Companies Regulations (Easements Regarding the Obligation to Establish a Remuneration Policy), 5773-2013.~~set by the Companies Law. This policy shall be brought forward for re-approval by the Company’s Board of Directors and the general meeting of its shareholders (at the recommendation of the Company’s Remuneration Committee) as set in the  Companies Law, unless any changes need to be made to the remuneration policy in accordance with the law and/or in accordance with the Company’s needs at an earlier time. All of the above shall be implemented in accordance with, and subject to, any applicable provisions of law as may be in effect from time to time.

1.3
This Remuneration Policy includes details regarding the remuneration components that the Company’s Officers may be entitled to (all or part thereof) under the employment agreements or the management services agreements (as relevant) signed or to be signed with them. It should be emphasized that this Policy does not grant rights to Officers of the Company, and the Officers of the Company shall have no vested right, by virtue of adopting this Remuneration Policy alone, to receive any of the remuneration components described in the Remuneration Policy. The remuneration components to which an Officer shall be entitled, shall only be those that are specifically approved by the competent organs of the Company and subject to the provisions of any law.

1.4
The Company’s Remuneration Committee and Board of Directors shall check, from time to time, whether the remuneration that is granted under this policy, does, indeed, comply with the terms of this policy and the parameters set therein for each Company office holder.

1 The term “Officer” in this Policy shall have the same meaning as defined in the Companies Law.

2.	Definitions

“Base Index”
The consumer price index known for April ~~2021~~2026. It is clarified that the amounts set forth in this Remuneration Policy shall be linked to increases in the Base Index, and shall be no less than the amounts set forth in this Policy.

“Officer”	-	As such term is defined in the Companies Law.

“Terms of Office and Employment”	-
As such term is defined in the Companies Law, as it may be from time and time, and as of the date of adopting this Remuneration Policy: the terms of office or employment of an Officer, including granting an exemption, guarantee, undertaking for indemnification or indemnification under an indemnification permit, retirement bonus, and any benefit, other payment or undertaking for such a payment, that are granted due to such office or employment.

3.	Purposes of the Remuneration Policy and Underlying Considerations

3.1	The following considerations, inter alia, underlie the Remuneration Policy:

3.1.1	Promoting the Company’s objectives, its work plan and its policy in the long term;

3.1.2
Creating a reasonable and appropriate system of incentives for the Company’s Officers, inter alia considering the Company’s nature, its business activity, its risk management policy and the Company’s employment relationship;

3.1.3	The Company’s size and the nature of its activity as a global business competing for talent in and outside of Israel;

3.1.4
On the matter of terms of office and employment that include variable components - the Officer’s contribution to the achievement of the Company’s targets and maximizing its profits, in the long term, according to the Officer’s position;

3.1.5	Providing the required tools for hiring, incentivizing and retaining talented and skilled Officers of the Company, who may contribute to the Company and maximize its long term profits;

3.1.6
Tying the Officers’ remuneration to the Company’s performance, while adjusting the remuneration of the Officers to their contribution in achieving the Company’s targets and maximizing its profits, in the long term and in accordance with their position;

3.1.7	Creating a proper balance between the various remuneration components (fixed components vis-a-vis variable components).

3.2	The underlying purposes of the Remuneration Policy:

3.2.1	Improving the business results and increasing the Company’s revenues and profitability over time;

3.2.2	Supporting the implementation of the Company’s business strategy;

3.2.3	Increasing Officers’ sense of identification with the Company by creating a common interest;

3.2.4	Creating a direct connection between performance and remuneration;

3.2.5	Increasing motivation, level of ambitiousness and striving for excellence;

3.2.6	Increasing satisfaction and retaining Officers over time.

4.	Parameters for Determining the Terms of Remuneration

4.1	Below are the general parameters that shall be taken into account when examining the remuneration terms of the Officers of the Company:

4.1.1	The education, qualifications, expertise, professional experience, seniority (at the Company in particular and in their profession generally) and achievements of the Officer;

4.1.2
The Officer’s position, areas of responsibility, and terms of employment under previous salary agreements signed with the Officer and/or, if relevant, with the Officer that preceded him in the position;

4.1.3	The Officer’s contribution to the Company’s performance, to achieving its strategic targets, to implementing its work plans, and to its profits, resilience and stability;

4.1.4	The degree of responsibility imposed on the Officer for his position at the Company;

4.1.5	The Company’s need to retain the Officer in light of his qualifications, his knowledge and/or his unique expertise.

4.1.6	The existence or absence of any material change in the position or function of the Officer or in the demands of the Company from the Officer;

4.1.7	The complexity and nature of the Company’s activity;

4.1.8	Market conditions, competition and the regulatory environment in which the Company operates;

4.1.9	The ratio between the fixed component in the Officer’s terms of office and employment and variable components, according to the definitions set forth in the framework of this Policy;

4.1.10
The ratio between the cost of the terms of office and employment of the Officer and the salary cost of all other Company employees and contractor workers[2] who are employed with the Company, in particular the ratio to the average and median salary of such employees, and the effect of the differences between them on labor relations at the Company;[3]

4.1.11	The reasonableness of the remuneration mechanisms and the scopes of the amounts also relative to the customary conditions on the market for Officers serving in similar positions in similar companies.

4.1.12
With respect to terms of office and employment that include variable components - the possibility of reducing the variable components at the discretion of the ~~board~~Board of ~~directors~~Directors, and the possibility of determining a maximum amount for the realization value of variable equity components that are not cleared in cash.

4.1.13
With respect to terms of office and employment that include retirement bonuses - the Officer’s period of office or employment, terms of office and employment in this period, the Company’s performance in the foregoing period, the Officer’s contribution to the achievement of the Company’s targets and maximizing its profits, and circumstances of retirement.

2 In this respect: “Contractor employees who are employed by the Company” - employees of a manpower contractor of whom the Company is the actual employer, and employees of a service contractor who are employed in providing services to the Company; in this respect “Manpower Contractor”, “Service Contractor”, “Actual Employer” - as such are defined in the Employees Employed by Manpower Contractors Law, 5756-1996; “Cost of salary” - any payment for employment, including employer’s provisions, payment for retirement, vehicle and vehicle use expenses and any other benefit or payment.

3 In this respect, “average salary” - the average salary level, calculated by calculating the amount of all payments to people employed in the Company (whether as employees or as consultants, including contractor workers employed by the Company) and dividing this amount by the number of people employed in the Company, whether as employees or as consultants, including contractor workers employed by the Company; “median salary” - the salary level that half of the people employed in the Company (whether as employees or as consultants, including contractor workers employed by the Company) earn more than, and half earn less than.

5.	The Ratio Between the Remuneration to Officers and the Remuneration to the Other Company Employees and Remuneration of Officers in Similar Companies

5.1
In determining the remuneration terms of the Officers of the Company, the following, inter alia, shall be examined - the ratio between the average cost of the terms of office and employment of each Officer of the Company and the average and median salary cost of the other Company employees.[4] As of the date of adopting the Remuneration Policy, the ratio between the average cost of the terms of office and employment of each Officer of the Company and both the average and median salary cost of the other Company employees is ~~3.8 and 4.5, respectively~~1:3. In the estimate of the Company’s ~~board~~Board of ~~directors~~Directors, this ratio is reasonable and does not adversely affect labor relations at the Company.[5]

5.2	Benchmark salary comparison

Before approving an Officer’s remuneration terms, the Company shall act inasmuch as possible to prepare a salary survey, which shall be prepared internally or through an external consultant, or shall be based on an existing salary survey, which shall compare and analyze the overall remuneration level offered to the Officer of the Company compared to overall remuneration packages of Officers in positions similar to the position of the relevant Officer, in other companies of the same type as the Company and/or which operate in the Company’s field of business, and inasmuch as possible, with a scope of activities that is similar to that of the Company (in each case, taking into account the global nature of the business of the Company and, where applicable, the fact that certain office holders are located outside of Israel). For the avoidance of doubt it should be clarified that using the benchmark salary survey is not mandatory, and in any case, if such a comparison is made, its results shall not be binding upon the Company when making decisions pertaining to the remuneration of Officers in accordance with the Remuneration Policy.

4 On this matter, see Footnote 3.

5 In this regard see Footnote 3; it is clarified that for purpose of calculation said ratio: (a) we examined the terms of service and employment of officers and employees of the Company and of its subsidiaries incorporated in Israel (not including hourly employees and part-time employees); (b) the salary that is taken into account for purpose of the calculation is for March ~~2021~~2026; (c) the bonus that is taken into account for purpose of the calculation is the expected bonus for ~~2021~~2026 according to the Company’s estimates, and (d) the options calculated as part of the costs of the terms of service and employment of the officers of the Company are the options granted in ~~2019 and 2020, while this calculation did not take into account the options to be allocated to Mr. Yair Nechmad and Mr. David Ben-Avi on the closing date of the IPO of the Company’s shares (see Section 13.5 below)~~2023 and 2024.

6.	Remuneration Terms - General

6.1
The remuneration terms that are offered to Officers of the Company shall be determined while referring to the parameters set forth in Section 4 above, noting the salary survey as foregoing in Section 5.2 above, where applicable.

6.2
In general, the Company shall act to have the remuneration terms of new Officers approved before the date of commencing employment at the Company, and not retroactively. Retroactive approval of remuneration terms shall only be performed in special cases.

7.	Remuneration Package Components

The Remuneration of Officers of the Company shall be based on all or part of the following remuneration components:

7.1	~~Base salary - base~~Salary - salary or management fees.

7.2	Employment benefits - as detailed in Section 9 below.

7.3	Exemption, indemnification and/or insurance - as detailed in Section 10.

7.4	Terms of termination of office - as detailed in Section 11 below.

7.5	Variable bonus remuneration ~~(bonuses)~~ - short- and medium-term remuneration, which includes inter alia management and business target-oriented bonuses and discretionary bonuses.

7.6
Variable equity remuneration - long-term remuneration, designed to create common interest between maximizing value for the Company’s shareholders, as expressed in the increase of the value of the Company’s shares, and the remuneration given to the Company’s Officers.

The remuneration components listed in Section 7.5 above and this Section 7.6 shall be termed “variable components”.

8.	~~Base~~ Salary (Fixed Component)

The ~~base~~ salary to Company officers (fixed salary only, without variable components) shall be determined pursuant to the parameters listed in Section 4 above, noting the salary survey as provided in Section 5.2 above (where applicable), subject to the annual cost limit of the fixed component, as detailed below.

For the matter of this Remuneration Policy, “Fixed Component Cost” - the fixed component in the remuneration terms of the officer, in terms of employer costs~~, gross~~  (for the avoidance of doubt, ~~excluding~~including employment benefits as detailed in Section 9 below, and excluding variable components).

8.1	Company CEO and CTO

The annual cost of the fixed component in the terms of office and employment of the Company CEO and the Company CTO shall not exceed ~~ILS 2,160,000~~NIS 1,950 thousands  for a 100% position. In addition, the total annual cost of employment of each of the CEO and CTO shall not exceed ILS 6.9 Million.

8.2	CEO subordinates

The annual cost of the fixed component in the terms of office and employment of the Officers subordinate to the CEO (excluding the CTO) shall not exceed ~~ILS 1,500,000~~NIS 1,800 thousands for a 100% position. In addition, the total annual cost of employment of each Officer subordinate to the CEO (excluding the CTO) shall not exceed NIS 4,850 thousands.

Notwithstanding the foregoing, in special cases, with respect to Officers subordinate to the CEO (excluding the CTO), whose place of residence is outside Israel, the Company’s competent organs shall be allowed to determine that the annual cost of the fixed component in the terms of office and employment of the Officers subordinate to the CEO as foregoing shall not exceed ~~ILS 2,160,000~~USD 750 thousands per annum for a 100% position.

8.3	Chairman of the Board of Directors

The annual cost of the fixed component in the terms of office and employment of the Chairman of the Board of Directors shall not exceed ~~ILS~~NIS 1,800,000 for a 100% position. It is clarified that a Chairman of the Board of Directors who serves as an Officer in another position at the Company shall not be entitled to any additional remuneration for his service as the chairman of the ~~board~~Board.

8.4	General

8.4.1
The limit amounts detailed in this Section 8 above shall be linked to increases in the Base Index. In addition, the limit of the fixed component cost, set forth in this Remuneration Policy, shall be increased each year at a nominal rate of 5%.

8.4.2	In case of a scope of position of less than 100%, the maximum annual cost of the foregoing fixed component shall be calculated relatively to the Officer’s scope of position in practice.

8.4.3	The salary component set forth in the Officer’s individual employment agreement may be linked to increases in the consumer price index.

9.	Benefits Attached to Officers’ Remuneration

9.1
Officers who are the Company’s employees shall be entitled (at the least) to social benefits by law, such as pension savings, severance pay provisions, loss of working capacity insurance, vacation days, sick leave, convalescence, travel expenses etc.

9.2	In addition, Officers’ remuneration package may include additional employment benefits (including grossing up of expenses for them), including:

9.2.1
Entitlement to receive a Company vehicle (including by way of leasing), pursuant to the customary standard for Officers of their rank at the Company and/or at companies in the Company’s field of activity, or in companies with a scope of activity similar to that of the Company, including participation in vehicle, fuel and related expenses, including, as the Company decides, grossing up of the value of the vehicle and attached expenses.

9.2.2	Communications and media (such as landline telephone, mobile telephone, computer, internet, newspaper subscriptions).

9.2.3	Holiday gifts.

9.2.4	Provisions for Managers’ insurance/pension fund (including provisions for remunerations, severance pay and provision for loss of working capacity) and provisions for study fund.

9.2.5	Vacation days also beyond the provisions of the law, up to a maximum of 28 vacation days per year.

9.2.6	Professional seminars.

9.2.7	Reimbursement of expenses in the framework of their position (including, but not only, reimbursement for meals, travel expenses, hosting expenses and stays abroad and in Israel).

9.2.8	Participation in the cost of meals.

9.2.9	Relocation expenses.

9.2.10	Participation in private health insurances.

9.3
The employment benefits for Officers of the Company who are employed as freelancers and not as employees shall be depicted in the management fees, except for reimbursements of expenses that were made in the framework of their position as customary at the Company.

10.	Release, Indemnity and Insurance of Officers

10.1
Letters of indemnity for Officers: The Company shall be allowed to undertake to grant letters of indemnity to Officers of the Company to be granted to them in a form to be approved from time to time by the Company’s competent organs, subject to receiving the approvals required by law, the provisions of any law and the provisions of the Company’s Articles of Association.

10.2
Release for Officers: The Company shall be allowed to undertake to grant Officers of the Company a release, in advance, from liability for the violation of the duty of care against the Company, subject to receiving the approvals required by law, the provisions of any law and the provisions of the Company’s Articles of Association.

10.3
Officers’ insurance: Subject to the provisions of the law, the Officers shall be entitled to benefit from coverage of a directors’ and officers’ insurance liability insurance policy, including from coverage of a POSI (Public Offering of Securities Insurance) policy, which the Company shall acquire from time to time. Without derogating from the foregoing, the Company’s engagement in a directors’ and officers’ liability policy and/or POSI insurance policy shall be subject to the approval of the Remuneration Committee only (and the approval of the Company’s ~~board~~Board of ~~directors~~Directors - as required pursuant to any law), insofar as the insurance policy meets the conditions detailed below, as long as the engagement is under market conditions and may not materially affect the Company’s profitability, assets or liabilities:

10.3.1	The insurer’s liability limit in the framework of each insurance policy as foregoing shall not exceed USD 35 million per event and for the insurance period.

10.3.2
The cost of the annual premium to be paid by the Company to the insurance company for each insurance policy as foregoing, as well as the deductible amounts to be determined in the framework of each policy as foregoing, shall be in accordance with market conditions at the time of preparing each policy, as long as the cost is immaterial to the Company.

10.3.3
The policy may include insurance for the Company’s own liability (entity cover) against claims pursuant to securities laws filed against it (whether such claims are filed against it alone or they are filed against both the Company and an Officer of the Company).

10.3.4
In addition, the Company shall be allowed to acquire, at its discretion, a run-off insurance policy for directors, Officers and officeholders of the Company, for a period of no more than seven years, as long as the cost of the annual premium to be paid by the Company to the insurance company for a policy as foregoing, as well as the deductible amounts to be determined in the framework of the policy as foregoing, shall be in accordance with market conditions at the time of preparing the policy.

11.	Terms of Termination of Office

11.1	Severance pay

11.1.1
Officers who are employees of the Company shall be entitled to severance pay (insofar as they are dismissed not under circumstances for which it is possible to revoke severance pay in Israel - at an amount that shall not exceed the product of multiplying the relevant Officer’s gross monthly salary at the time of the termination of employment at the Company by the number of years of employment at the Company, and insofar as they resigned - in an amount that shall not exceed the amounts accumulated in the severance pay fund of such Officer), or compensation pursuant to Section 14 of the Severance Pay Law, 5723-1963 (both upon the termination of employment of the Officer at the Company at the behest of the Company and upon the termination of employment of the Officer at the Company at the behest of the Officer).

11.1.2	Officers employed at the Company through a service agreement shall not be entitled to severance pay.

11.2	Prior notice

11.2.1	The prior notice period shall be determined individually in the employment agreement of each Officer.

11.2.2	The advance notice period shall not exceed six (6) months, with respect to the Company’s CEO, with respect to the CTO and with respect to Officers subordinate to the CEO.

11.2.3
In the advance notice period, the Officer shall be required to continue fulfilling his position, unless the CEO decides (with respect to an Officer subordinate to the CEO) or the Company’s ~~board of directors~~Board of Directors decides (with respect to the CEO) that he shall not continue fulfilling his role in practice.

11.2.4
In the advance notice period, the Officer shall be entitled to the ~~base~~ salary and employment benefits (as detailed in Sections 8 and 9 above, and pursuant to the employment agreement of the relevant Officer). In addition, the Officer may be entitled, with respect to the period in which he was employed in practice, also to bonuses, according to his individual terms of employment.

11.3	Adaptation period

11.3.1
In addition to the foregoing in Section 11.2 above, the Company shall be allowed to determine in the employment agreement of any officer that he shall be entitled to an adaptation period (this whether as part of a non-compete obligation or otherwise), which shall not exceed six (6) months, with respect to the CEO, CTO or any of the Officers subordinate to the CEO and provided that in no event shall the total of the prior notice period and adaptation period exceed nine (9) months.

12.	Bonuses

The remuneration package of an Officer of the Company may include entitlement to bonuses based on measurable targets and discretionary bonuses, as detailed below:

12.1	Bonus limit:

The amount of bonuses based on measurable targets (as provided in Section 12.2 below) plus the amount of the discretionary bonuses (~~as provided in Sections 12.3 and~~ subject to the provisions of Section 12.3.2 below) which may be paid to an Officer for any calendar year, shall not exceed:

(a)
With respect to the Company’s CEO and CTO - the ~~cost~~ Fixed Component Cost (as this term is defined in Section 8 above) of each of the CEO and the CTO with respect to a nine (9) month period. Out of this amount, the discretionary bonus amount (as provided in Section 12.3 below) shall not exceed the Fixed Component Cost (as this term is defined in Section 8 above) of the CEO or of the CTO (as applicable) with respect to a period of three (3) months; and

(b)
With respect to the Officers subordinate to the CEO - the Fixed Component Cost (as this term is defined in Section 8 above) of the Officer with respect to a ~~nine~~six (~~9~~6) month period~~.~~, and provided that with respect to Officers who are subordinate to the CEO and who reside outside of Israel, the bonus amount which may be paid to such an Officer for any calendar year, shall not exceed twelve (12) month period (which limit shall apply also in connection bonuses paid in respect of full year 2025).

The above limitations shall not apply to sales commissions and bonuses which may be paid by the Company to sales employees who are office holders in the Company.

12.2	Bonus based on measurable targets:

The bonus amount that is based on measurable targets shall be calculated based on measurable criteria, which shall be determined (if at all) by the Company’s competent organs (and with respect to Officers who are not the Chairman of the Board of Directors or the CEO - after receiving the CEO’s recommendation), with respect to each Officer, in accordance with the position of the relevant Officer, such as (but not necessarily only) financial targets (such as EBITDA targets; cash flow targets etc.), operational targets (such as savings in operating costs and general and administrative expenses), strategic targets (such as meeting timetables, winning tenders and engaging in significant agreements), sales targets (increase in the quantity of hardware sold or the number of units connected to the Company’s servers and receiving services) and corporate governance targets and additional general targets of the Company. Payment of bonuses based on any specific measurable target shall be subject to the Officer meeting at least 60% of such target.

The targets shall be defined once annually by the Company’s competent organs, with every target or a number of targets together attributed a weight out of the target-based remuneration component to which the Officer shall be entitled to, should such target or targets be achieved. The Remuneration Committee and the ~~board of directors~~Board of Directors may determine a minimum range for which no bonus shall be paid for any target, and a numerical target for which the full bonus component for that target shall be paid.

12.3	Discretionary bonuses:

12.3.1
In addition to the bonuses based on measurable targets as provided in Section 12.2 above, subject to the recommendation of the Company CEO (and with respect to the CEO and the chairman of the ~~board~~Board - subject to the approval of the ~~board~~Board of ~~directors~~Directors), the Company’s competent organs (subject to the provisions of any law) shall be allowed to grant Officers of the Company discretionary bonuses in an annual amount not exceeding the Fixed Component Cost (as this term is defined in Section 8 above) of such Officer with respect to a four (4) month period on the basis of, inter alia, the following qualitative criteria:

•	The Officer’s contribution to the Company’s business, profits, resilience and stability;

•	The Company’s need to retain an Officer possessing unique qualifications, knowledge or expertise;

•	The degree of responsibility imposed on the Officer;

•	Changes to the Officer’s responsibility over the year;

•	Satisfaction with the Officer’s function (including an assessment of the degree of involvement and care that the Officer demonstrates when performing his position);

•	Evaluation of the Officer’s ability to work in cooperation and coordination with the team;

•	The Officer’s contribution to proper corporate governance and supervision and ethics environment;

•	Personal evaluation to be given by the Officer in charge of the bonus recipient, detailing the pertinent reasons at the basis of his recommendation.

12.3.2	Non-recurring bonus

In addition to the bonuses set forth in Sections 12.2 and 12.3.1 above, the Company may grant an Officer (other than the CEO and CTO) no more than once during the term of this policy) a non-recurring bonus for a unique contribution and/or considerable efforts and/or special and exceptional achievements of the Company that the Officer made a significant contribution in achieving and/or upon the occurrence of a material and exceptional business event that may be beneficial to the Company and/or its strategic plan. The amount of the non-recurring bonus ~~shall be subject to the bonus limits set forth in Section 12.1 above~~

to ~~The amount of the non-recurring bonus to the Company CEO, CTO and chairman of the board (if granted) for a calendar year (for the avoidance of doubt, in addition to the amount of the discretionary bonus as provided in Section 12.3.1 above), shall not exceed the cost of the fixed component (as this term is defined in Section 8 above) of the Company CEO, CTO or chairman of the board (as relevant) with respect to a period of three (3) months, all subject to the provisions of any law regarding the remuneration of Officers who are controlling shareholders of the Company.~~

~~The amount of the non-recurring bonus to~~ Officers subordinate to the CEO, excluding the CTO (if granted), for a calendar year, shall not exceed the cost of the fixed component (as this term is defined in Section 8 above) of Officers subordinate to the CEO, with respect to a period of six (6) months~~, all subject to the provisions of any law regarding the remuneration of Officers who are controlling shareholders of the Company.~~. The non-recurring bonus shall not be subject to the bonus limits set forth in Section 12.1 above ("Special Non-Recurring Bonus").

In addition, in the year 2026 the Company will be allowed to pay a one-time non recurring bonus to the Chief Strategy Officer, in connection with specific efforts made by him to facilitate a highly beneficial commercial transaction in the year 2025 in relation to the Company's entry into the Electric Vehicle Charging industry, constituting a strategic growth vertical for the Company, which special bonus amount shall not exceed USD 350,000.

12.4	Recovery of bonuses granted on the basis of misleading financial information (claw back)

12.4.1
Insofar as it is discovered that an Officer was paid a bonus directly on the basis of data that turned out to be misleading, and which was restated in the Company’s financial statements in the three year period following the approval date of the bonus, the Officer shall return to the Company any amount paid to the Officer in excess (and vice versa) (“Recovery Amount”).

12.4.2
Such recovery shall not apply in cases where the Company’s financial statements were restated as the result of changes in the applicable law or to regulations pertaining to accounting principles. In exceptional cases (such as the violation of the provisions of law), the Company’s ~~board of directors~~Board of Directors shall have the authority to postpone the payment of the bonus or to reduce the amount of the bonuses that an Officer is entitled to, at the ~~board~~Board of ~~directors~~Directors’ full discretion.

12.4.3
The Company has adopted a Claw back Policy intended to comply with the requirements of the Companies Law, Section 10D of the Securities Exchange Act of 1934 and claw back related listing standards of the Nasdaq Stock Market, that shall apply to its Executive Officers and Directors, as attached hereto as Exhibit A.

13.	Equity Remuneration

13.1
Subject to the existence of an equity remuneration policy (such as ESOP) for the Company (“Equity Remuneration Policy”), in effect as of the granting date, and subject to the provisions of any law, the Company’s competent organs may, from time to time, allocate to Officers of the Company, as part of the Officers’ remuneration package, option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company, pursuant to the Equity Remuneration Policy.

13.2
The quantity of options, restricted stock units, restricted shares and/or other equity instruments that is granted to an Officer in practice shall be subject to the decision of the Company’s competent organs.

13.3
In the framework of the discussion on granting an equity remuneration, the Company’s Remuneration Committee and ~~board of directors~~Board of Directors shall examine the underlying rationale of the grant, and in particular whether the foregoing grant is an appropriate incentive for maximizing the Company’s profit in the long term.

13.4
Maximum value on the granting date - The maximum value on the granting date of equity remuneration cleared with equity instruments, granted to a single Officer during the term of this plan, pursuant to one of the customary methods of valuations, divided by the number of years of vesting, i.e. the maximum value of the equity remuneration per year on the granting date, shall be no more than the following maximum values (it is clarified that such amount is not necessarily consistent with the amounts of the registration of the expense in the financial statements pursuant to the generally-accepted accounting principles in Israel):

~~13.4.1~~
CEO and CTO – Total Variable Remuneration, including any Bonuses and Equity Grants, shall not exceed approximately NIS 5,200 thousands.

CEO Subordinate (excluding the CTO) – Total Variable Remuneration, including any Bonuses and Equity Grants, but excluding sales commissions and the Non-Recurring Special Bonus, shall not exceed two times the annual cost limit of the fixed component, as detailed in Section 8.2 above. ~~CEO and CTO - the Fixed Component Cost (as this term is defined in Section 8 above) of the Company CEO or CTO (as relevant) with respect to a twenty-four (24) month period;~~

~~13.4.2~~
~~Officers subordinate to the CEO - the Fixed Component Cost (as this term is defined in Section 8 above) of Officers subordinate to the CEO (excluding the CTO), with respect to a twenty-four (24) month period;~~

~~13.4.3~~
Directors (who do not serve as other Officers of the Company) – ~~Double~~Equity Grants shall not exceed the Annual Remuneration including participation fees, as defined in the Remuneration Regulations (as defined below).

~~13.5~~
~~Special grant - Notwithstanding the foregoing in Section 13.4 above, and in addition to options that may be allocated by virtue of it, on the date of the first public offering of the Company’s shares, each of Mr. Yair Nechmad, CEO of the Company, and Mr. David Ben Avi, Chief Technology Officer of the Company, shall be allocated 7,250,000 options convertible into the Company’s shares, which shall vest, in five annual portions, subject to compliance with sales growth targets and the rate of the Company’s gross profit in each calendar year 2021 to 2025 (up to an including), as determined in the services agreements signed with them (through a company that they own). The exercise price of the options as foregoing shall be the price set for the Company’s share in the framework of the first public offering of the Company’s shares, and they shall be exercisable from their vesting date until the end of five (5) years of the vesting date of any portion.~~

13.5
Provided that RSUs issued to an Officer during the term of this plan shall not exceed the higher of: (a) 25% of the RSUs granted to such Officer; or (b) the Fix Component cost for a period of three (3) months, unless such RSUs are subjected to measurable targets.

13.6
Exercise price (options) - The exercise price of options to be granted to an Officer ~~after the closing date of the first public offering of the Company’s shares~~  shall be equal to the weighted average of the price of the Company’s share on TASE in the last thirty (30) days before the date of the ~~board~~Board of ~~directors~~Directors’ approval with respect to their allocation. The exercise price shall be subject to the adjustment provisions set forth in the equity remuneration plan (according to the formula from time to time) and/or the allotment letter. ~~Under exceptional circumstances of significant fluctuation in the prices of the Company’s securities in the period preceding the date of allotment of any warrants by the Company, the Remuneration Committee and the board of directors may determine a shorter or longer period for examining the average price of the Company’s shares prior to the grant.~~

13.7
Vesting period - Option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company that are granted to Officers shall vest in a number of portions (equal or not equal), which shall be determined by the Remuneration Committee and the Company’s ~~board~~Board of ~~directors~~Directors, and shall vest over at least three years of their granting date with the first trench vesting over at least a one year period. This shall be subject to adjustment and acceleration mechanisms as determined in the equity remuneration plan and/or the allocation letter. For the avoidance of doubt, the Board of Directors shall be authorized to approve the acceleration of all equity grants in the event of death, disability, medical reasons or change of control resulting in the shares of the Company no longer being traded. The Board of Directors shall be authorized to approve the acceleration of the upcoming trench of Awards that will be vested, in case of termination of service of an Officer as a result of a change in control.

13.8	Expiry date (options) - Options that were allocated and not exercised shall expire within a period of no more than 10 years of their allocation date.

14.	Provision of Loans to Officers of the Company

14.1
The Company shall be allowed, subject to the approvals required pursuant to the Companies Law, to provide loans to Officers of the Company, as long as in any case, the total unpaid principal amount of all loans to any Officer shall not exceed an amount equal to 10 times the monthly Fixed Component Cost (as defined in Section 8 above) of the relevant Officer, that the repayment period of any loan shall not exceed 5 years of the date of the provision of the loan, and that the loan shall bear interest at an annual rate that shall be no less than the interest rate determined from time to time as provided in Section 2(a)(3) of the Income Tax (Determining Interest Rate) Regulations, 5745- 1985.

14.2	Notwithstanding Section 14.1, the Company shall not approve, extend or otherwise facilitate any loan in violation of the Sarbanes-Oxley Act of 2002.

15.	Remuneration of Directors

15.1
Remuneration of directors, including outside directors, and excluding the chairman of the ~~board~~Board and directors who receive remuneration for their service as other Officers of the Company, shall be determined pursuant to the provisions of the Companies (Rules Concerning Remuneration and Expenses of External Directors) Regulations, 5760-2000 (the “Remuneration Regulations”) and/or the Companies Regulations (Reliefs for Companies Whose Securities are Listed on a Stock Exchange Outside of Israel), 5760-2000, pursuant, as applicable, to the rank in which the Company is classified ~~for~~from time to time pursuant to the Remuneration Regulations. Accordingly, the directors may be entitled to an “expertise addition” for an expert director (pursuant to the definition of the term “expert outside director” in the Remuneration Regulations), according to the “expertise addition” set forth in Regulation 5A of the Remuneration Regulations.

15.2
In addition, pursuant to the provisions of the law, the Company shall be allowed to allocate option warrants, restricted stock units, restricted shares and/or other equity instruments of the Company to directors (who do not serve as Officers who are not directors of the Company), pursuant to the provisions of Section 13 above~~.~~ and subject to the limitation set out in Section 13.4 above. For the avoidance of doubt, except for as set out in this Section above, directors in the Company shall not be entitled to variable remuneration.

15.3
Remuneration for directors pursuant to the Director Remuneration Regulations shall not be paid to directors who receive remuneration for their service as Officers (who are not directors) of the Company. However, it is possible that a director would be paid additional remuneration for service as a director in corporations held by the Company.

15.4
All members of the ~~board of directors~~Board of Directors shall be entitled to benefit from officers’ liability insurance arrangements, indemnification and exemption, as provided in Section 10 above and as is customary with the Company and in accordance with the description in this Policy.

16.	Ratio Between the Fixed Remuneration Component and Variable Remuneration

~~16.1~~
~~CEO and CTO -~~ The ratio between the annual cost of the variable components (~~i.e., the components~~ set forth in Sections 12 and 13 above) ~~in the remuneration package of the Company’s CEO and CTO,~~ and the annual Fixed Component ~~Cost provided in Section 8 above) in the remuneration package of the Company’s CEO and CTO shall not exceed 2.75:1. In determining this ratio, the benefit arising from the non-recurring allocation set forth in Section 13.5 of this Policy shall not be taken into account.~~limit for Officers of the Company shall be as specified above in Section 13.4.

~~16.2~~
~~Officers subordinate to the CEO other than the CTO - The ratio between the annual cost of the variable components (i.e., the components set forth in Sections and above) in the remuneration package of the Officers subordinate to the CEO and the annual Fixed Component Cost in their remuneration package (as provided in Section above) shall not exceed 2.75:1.~~

17.	Extension and Change of Existing Agreements with the Officers

17.1
Prior to the approval of the extension of an Officer’s employment agreement, the existing remuneration package (insofar as the extension is without any change in the terms) or the proposed remuneration package (insofar as the extension is with changes in terms) of the Officer shall be examined, taking into consideration the parameters in Section 4 above, and inasmuch as possible also considering the up-to-date salary survey as provided in Section 5.2 above.

17.2
Subject to the provisions of the law, and except where the CEO is a controlling shareholder in the Company, nonmaterial changes in the terms of office of the Company CEO shall require the prior approval of the Remuneration Committee only, if it approved that this is a immaterial change in the terms of employment.

17.3
Subject to the provisions of the law, and except with respect to an Officer subordinate to the CEO who is a controlling shareholder in the Company, nonmaterial changes in the terms of office and employment of an Officer subordinate to the Company CEO shall be approved by the Company CEO alone, and shall not require the approval of the Remuneration Committee, as long as the terms of office and employment of such Officer are consistent with this Remuneration Policy.

17.4
With respect to Sections 17.2 and 17.3 above, a “nonmaterial change in the terms of office and employment” - a change of no more than 5% with respect to all terms of office and employment of the officer, in each calendar year, but cumulatively, no more than 10% with respect to all terms of office and employment of the Officer, as approved by the Remuneration Committee and the Company’s ~~board~~Board of directors (and the Company’s general meeting, if relevant), and subject to the remuneration meeting all other provisions of this Remuneration Policy. It is clarified that changes to the remuneration of the CEO and the CTO of the Company (for as long as they are controlling shareholders of the Company) will not be considered as “nonmaterial changes in the term of employment”.

18.	General

18.1
The officers to whom this Remuneration Policy applies may be Company employees or independent contractors. If the officer provides services to the Company as an independent contractor, the provisions of this Remuneration Policy will apply, mutatis mutandis, and the compensation to the officer will be paid against invoices, and the compensation components will be normalized[6], so that overall, they will financially match the provisions of this policy, provided that the foregoing does not adversely affect the Company’s best interest, condition, and plans.

18.2	Starting from September 1, 2026, non-executive Directors shall not provide the Company with services other than their service as Directors.

~~18.1~~18.3
Approving remuneration to an Officer pursuant to this Remuneration Policy, shall be made by the Company’s competent organs, and subject to the provisions of any law as such shall apply from time to time.

~~18.2~~18.4
The Company’s ~~board of directors~~Board of Directors is charged with managing the Remuneration Policy and with its implementation, and with all the actions required for this purpose, including the authority to interpret the provisions of the Remuneration Policy in cases of doubt regarding its implementation.

~~18.3~~18.5
The Company’s Remuneration Committee and ~~board of directors~~Board of Directors shall from time to time examine this Remuneration Policy, as well as the need to adjust it, inter alia in accordance with the considerations and principles set forth in this Policy. Such adjustments shall be brought for approval as set forth pursuant to law.

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6 The calculation of the caps set forth in this Remuneration Policy shall be based on 70% of the management fees paid to the relevant officer against an invoice, plus VAT or another applicable number as shall be determined from time to time by the Board.